September 22, 2005


Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
Amendment No. 2 to Registration Statement on Form S-3
	Filed September 2, 2005
	File No. 333-124351

	Form 10-K for the fiscal year ended 6/30/2005
	Filed August 31, 2005
	File No. 000-21059

Dear Mr. Delmar:

    We have reviewed your response letter dated September 2, 2005 and have the following accounting comments on your financial statements.
Legal comments may follow pending your response to our prior comment number 1 from the letter dated August 29, 2005.


Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1. Your disclosure indicates that you allocate revenue to each element of multiple element arrangements based on internal price listings. In your response to comment number 9 in your letter dated
June 10, 2005, you state that you have established objective evidence by separately selling each element. Furthermore, we note your disclosure on page 26 of your Critical Accounting Policies section that vendor-specific objective evidence of fair value is generally the price charged when the element is sold separately. Tell us the basis for your disclosure that objective evidence is based on internal price listings.


Note 3 - Accounts Receivable, page F-11

2. You indicate that two international customers have invoices outstanding for greater than 90 days as of June 30, 2005 amounting to
$964,000. We note from disclosure throughout your filing that international customers take longer to pay, international customers have negotiated longer payment terms, and certain customers have experienced adverse changes in their financial condition. Tell us how you considered your past experience in determining whether the fixed or determinable and collectible revenue recognition criteria had been met for these two international contracts. In addition, explain to us how you considered the significant amount of invoices over 90 days and the overall increase in accounts receivable in determining the amount of your allowance for doubtful accounts of $89,000 as of June 30, 2005.


Note 10 - Stockholders` Equity, page F-15

3. You indicate on page F-17 that there were no warrants
outstanding
at June 30, 2005.  Tell us the basis for this statement
considering
that you disclose on page 25 that in conjunction with the
$2,500,000
private placement on March 31, 2005, you issued 500,000 warrants to purchase common stock at an exercise price of $3.53. Also tell us the basis for your accounting for these warrants as well as the investors` additional investment right to acquire common stock and warrants. Explain how you considered the guidance in SFAS 133 and EITF 00-19 in determining whether these financial instruments should be accounted for separately as derivatives. In this regard, we note your obligation to register the underlying shares with the SEC.


You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3497, Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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Steven R. Delmar
ACE*COMM Corporation
September 22, 2005
page 1